UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: March 17, 2015

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Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
http://ir.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Order of the Cayman Islands Court

SHANGHAI, China, March 17, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced that on March 13, 2015, the Grand Court of the Cayman Islands (the “Cayman Islands Court”) issued a formal order (the “Order”) confirming its March 6, 2015 judgment in relation to the previously announced petitions filed with the Cayman Islands Court by (i) Acorn Composite Corporation (a shareholder of the Company controlled by Mr. Robert W. Roche, a director of the Company) on September 29, 2014 (the “Petition”), and (ii) D. Y. Capital, Inc. a shareholder of the Company controlled by Mr. Don Dongjie Yang, the Company’s CEO and the chairman of its board of directors, and SB Asia Investment Fund II L.P., a shareholder of the Company controlled by Mr. Andrew Y. Yan, a director of the Company, on the other hand, on November 11, 2014 (the “Cross Petition”).

In its March 6, 2015 judgment, the Cayman Islands Court determined, amongst other things, that the Company’s board of directors did not properly exercise its powers when it (i) removed Mr. Robert Roche as the Company’s executive chairman on August 26, 2014, (ii) precluded Mr. Roche from putting forward his own resolutions for consideration at the Company’s annual general meeting held on December 31, 2014, (iii) and took various actions that resulted in the holders of the Company’s American depositary shares (“ADSs”), each representing three ordinary shares of the Company, being unable to timely notify the depositary of the Company ADSs how to vote the ordinary shares underlying their ADSs on various new matters brought before the shareholders of the Company at the Company’s annual general meeting held on December 31, 2014.

As a result (and as previously disclosed in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on March 10, 2015), the Cayman Islands Court dismissed the Cross Petition and granted Acorn Composite Corporation certain of the alternative remedies it sought in the Petition, including directing that an extraordinary general meeting of the Company’s shareholders (an “EGM”) be convened for the purposes of considering and, if thought fit, passing:

a.	ordinary resolutions to remove Mr. Yang, Mr. Charlie Ban, Mr. Steve Xiaodi Sun and Mr. Liang Lu as directors of the Company,

b.	ordinary resolutions to appoint Mr. David Leung, Mr. Cosimo Borrelli and Mr. David Naphtali as directors, and

c.	a special resolution to amend the Company’s articles of association to allow shareholders who together hold not less than 30% of the issued shares to convene an extraordinary meeting unilaterally.

In its Order, the Cayman Islands Court confirmed that the EGM will be held on May 4, 2015 at the offices of O’Melveny & Myers LLP, the company’s legal counsel, in Shanghai at 10:00 am local time. The Company intends to circulate a notice of meeting together with a proxy statement and other relevant materials to the Company’s shareholders who are entitled to vote at the EGM. In addition, the Company will provide the depositary of the ADSs all of the relevant materials relating to the EGM in order to facilitate the mailing of such materials by the depositary to holders of ADSs who are entitled to instruct the depositary how to vote at the EGM.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Exhibit 99.2

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO: FSD 109 OF 2014 (AJJ)

Before the Honourable Mr Justice Andrew J. Jones QC

In Open Court, 6 – 9, 12-16, 19 and 20 January 2015 and 6 March 2015

IN THE MATTER OF THE COMPANIES LAW (2013 REVISION)

AND IN THE MATTER OF ACORN INTERNATIONAL, INC.

JUDGMENT

THIS PETITION having been tried before the Honourable Mr. Justice Jones QC without a jury, at the Law Courts, George Town on 6 – 9, 12-16, 19 and 20 January 2015

AND UPON hearing Leading Counsel for Acorn Composite Corporation (the “Petitioner”), Counsel for Acorn International, Inc. (the “Company”) and Leading Counsel for D.Y. Capital, Inc. and SB Asia Investment Fund II L.P. (the “Minority Shareholders”)

AND UPON reading the First Affidavit of Robert Walter Roche dated 29 September 2014, the First Affidavit of Wing Sze Tiffany Wong dated 29 September 2014; the First Affidavit of Edward Simon Middleton dated 29 September 2014; the First Affidavit of Alexander Lawson dated 29 September 2014; the Second Affidavit of Robert Walter Roche dated 9 October 2014; the Third Affidavit of Robert Walter Roche dated 14 October 2014; the Affidavit of Don Dongjie Yang dated 11 November 2014; the First Affidavit of Andrew Y. Yan dated 11 November 2014; the verifying Affidavit of Don Dongjie Yan dated 11 November 2014; the First Affidavit of Bruno Arboit dated 11 November 2014; the First Affidavit of Eleanor Grace Fisher dated 11 November 2014; the Fourth Affidavit of Robert Walter Roche dated 19 November 2014; the Fifth Affidavit of Robert Walter Roche dated 19 November 2014; the Sixth Affidavit of Robert Walter Roche dated 3 December 2014; the Second Affidavit of Don Dongjie Yang dated 17 December 2014; the Second Affidavit of Andrew Y. Yan dated 17 December 2014; the First Affidavit of William Liang dated 18 December 2014; the First Affidavit of David Jacob Samuel Naphtali dated 22 December 2014; the Third Affidavit of Andrew Y. Yan dated 24 December 2014; the First Affidavit of Cosimo Borrelli dated 30 December 2014; the Seventh Affidavit of Robert Walter Roche dated 4 January 2015; the Eighth Affidavit of Robert Walter Roche dated 4 January 2015; the Ninth Affidavit of Robert Walter Roche dated 4 January 2015; the Third Affidavit of Andrew Y. Yan dated 5 January 2015; the Third Affidavit of Don Dongjie Yang dated 5 January 2015; the First Affidavit of Gordon Xiaogang Wang dated 13 January 2015; the Fourth Affidavit of Don Dongjie Yang dated 14 January 2015; and the Tenth Affidavit of Robert Walter Roche dated 19 January 2015, together with their exhibits

AND UPON hearing oral evidence from Robert Walter Roche and William Liang for the Petitioner and Don Dongie Yang, Andrew Y. Yan and Gordon Xiaogang Wang for the Minority Shareholders

AND UPON THE PETITIONER undertaking to the Court that its offer to Don Dongjie Yang dated 14 January 2015 will remain open for a period of six weeks from the date of this Order

IT IS ORDERED that:

(1)	The Minority Shareholders’ Cross Petition dated 11 November 2014 is dismissed.

(2)	An Extraordinary General Meeting of the shareholders of the Company be convened (the “EGM”) for the purpose of considering and, if thought fit, passing:

(a)	ordinary resolutions to remove Don Dongjie Yang, Charlie Shiqiang Ban, Steve Xiaodi Sun and Liang Lu as directors of the Company;

(b)	ordinary resolutions to appoint David Leung, Cosimo Borrelli and David Naphtali as directors (the “Proposed New Directors”); and

(c)	a special resolution to amend the Company’s Articles of Association (the “Articles”) to allow shareholders who together hold not less than 30% of the Company’s issued and outstanding ordinary shares (at the relevant time) to convene an Extraordinary General Meeting unilaterally.

(3)	Notice of the EGM, proxy statement and proxy card covering the matters to be submitted to the vote of the shareholders of the Company at the EGM and any other materials related thereto in the form (or substantially the same form) annexed hereto (the “Proxy Materials”) shall be mailed to those shareholders of the Company entitled to vote at the EGM in accordance with the requirements of the Articles, such that the EGM occurs in accordance with paragraph 5 of this Order.

(4)	The Proxy Materials shall be filed with or furnished to the U.S. Securities and Exchange Commission and the New York Stock Exchange in satisfaction of the requirements of the same, and shall be provided to Citibank, N.A., the depositary of the Company’s American depositary shares (“ADSs”) to facilitate the mailing of the Proxy Materials and the voting instructions to holder of ADSs in accordance with the Deposit Agreement.

(5)	The EGM shall be convened and conducted in accordance with the following directions:

(a)	the EGM is to be held on 4 May 2015 at 10:00 am, local time;

(b)	the Company will hold the EGM at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China;

(c)	William Liang shall act as Chairman of the EGM and will be designated as the proxy to be named in the form of proxy to act on behalf of and to represent those shareholders who desire such representation at the EGM in accordance with the provisions of such form of proxy; and

(d)	a representative of O’Melveny & Myers LLP shall act as Secretary of the EGM.

(6)	The Company is to refrain from pursuing the Dilution Proposal (as defined in the Amended Winding Up Petition dated 6 January 2015 (the “Amended Petition”)) until such further order of the Court or approval of the shareholders of the Company following an Extraordinary General Meeting.

(7)	The Petitioner shall have liberty to apply to the Court for orders under paragraphs 8 and 16 of the Prayer for Relief of the Amended Petition.

(8)	The Minority Shareholders shall pay the Petitioner’s costs of the Petition (including the costs of the amendment and the summons issued on 5 January 2015) and costs of the Cross Petition, such costs to be taxed on the standard basis if not agreed.

(9)	Notwithstanding paragraph 8 of this Order above, the Petitioner shall have liberty to apply for costs on an indemnity basis.

(10)	The costs of the Company are reserved.

Dated the 6th day of March 2015 Filed the 12th day of March 2015

The Hon. Mr. Justice Andrew J. Jones Q.C.

JUDGE OF THE GRAND COURT

This Order is filed by Walkers, Attorneys at Law for the Petitioner whose address for service is that of their said attorneys, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands.